Filed by Journal Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and pursuant to Rule 14a-6 under the Securities Act of 1934

Subject Company: Journal Communications, Inc.
Commission File No.: 001-31805
Date: March 2, 2015

FOR MORE INFORMATION:

Jason Graham

Chief Financial Officer

414-224-2884

Journal Communications Receives Recommendations

from ISS and Glass Lewis that Shareholders Vote “FOR”

the Journal/Scripps Transaction

MILWAUKEE — March 2, 2015 — Journal Communications, Inc. (NYSE:JRN) today announced that the two leading independent proxy advisory firms — Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co. (“Glass Lewis”) — have recommended that Journal shareholders vote “FOR” the proposed transaction between Journal Communications and The E.W. Scripps Company.

The transaction requires the approval by shareholders of two proposals, which are referred to in the joint proxy statement as the Journal spin-off proposal and the Journal merger proposal.  Under the terms of the transaction, Journal Communications’ TV and radio stations will become part of Scripps, and both companies’ newspaper operations will be spun off and will then merge to form a new, separate public company called Journal Media Group.

ISS stated in its February 26, 2015, report: “A vote FOR the merger is warranted due to the positive market reaction, the premium at announcement, and the strategic rationale for the transactions.”*

After detailing their analysis of the transaction, Glass Lewis stated in its Feb 27, 2015, report, “Based on these factors and the unanimous support of the board, we believe that the proposed spinoff and mergers warrant shareholder support at this time. Accordingly, we recommend that shareholders vote FOR this proposal.”*

The transaction and other matters will be considered at a special meeting for Journal shareholders on March 11, 2015, at 9:00 a.m. (Central Time) at Journal Communications’ headquarters at 333. W. State St., Milwaukee, Wis.  Journal shareholders of record as of the close of business on January 6, 2015, are entitled to vote at the special meeting either in person or by proxy.

The parties currently expect to complete the proposed transaction promptly following approval by Journal and Scripps shareholders.

Shareholders who would like assistance in voting or have questions about the special meeting of shareholders should contact Journal Communications’ proxy solicitor, MacKenzie Partners, Inc. at (800) 322-2885 (toll free) or (212) 929-5500 (collect).

* Permission to use quotations from the ISS and Glass Lewis reports was neither sought nor obtained.

About Journal Communications

Journal Communications, Inc. (NYSE: JRN), headquartered in Milwaukee, Wisconsin, is a diversified media company with operations in television and radio broadcasting, publishing and digital media. Journal owns and operates or provides services to 14 television stations and 34 radio stations in 11 states. In addition, Journal publishes the Milwaukee Journal

333 WEST STATE STREET   PO BOX 661   MILWAUKEE, WI 53201-0661

www.journalcommunications.com

Sentinel, which serves as the only major daily newspaper for the metro-Milwaukee area, and several community newspapers in Wisconsin. In support of its strong local broadcasting and publishing brands, Journal operates a growing portfolio of digital media assets, from websites to apps to mobile products, that allow viewers, listeners and readers to access Journal’s original content anytime and from any device. Learn more at www.journalcommunications.com.

Additional Information and Where to Find It

The proposed transactions involving Journal and Scripps will be submitted to the holders of class A and class B common stock of Journal and to the holders of Common Voting shares of Scripps for their consideration. In connection with the proposed transactions, Scripps filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that includes a joint proxy statement of Journal and Scripps and that also constitutes a prospectus of Scripps.  This registration statement was declared effective by the SEC on February 6, 2015. Journal filed with the SEC the joint proxy statement/prospectus on February 6, 2015, and began mailing it to Journal shareholders on or about February 6, 2015. Journal urges investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC, because they contain important information.  Investors and shareholders may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Journal upon request to Jason R. Graham, Senior Vice President - Finance and Chief Financial Officer, at 414-224-2440 or jgraham@jrn.com, or from Scripps Investor Relations, Carolyn Micheli, at carolyn.micheli@scripps.com or 513-977-3732.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Journal with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Journal in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Journal does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation

Journal, Scripps and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  These documents can be obtained free of charge from the sources indicated above.

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